Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF MIX TELEMATICS AND BY AN ASSOCIATE OF A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by an associate of a director of MiX Telematics.  The on-market sale of shares was undertaken by Thynk Capital (Pty) Ltd (“Thynk Capital”), of which Robin Frew (a non-executive director of MiX Telematics), is a shareholder and director. Thynk Capital has sold 5 274 000 MiX Telematics shares in order for the remaining shareholders of Thynk Capital to liquidate their shareholding in Thynk Capital. The sale has not reduced Robin Frew’s interest in MiX Telematics. Following the sale, Robin Frew will remain the sole shareholder of Thynk Capital and will retain, in full, his indirect beneficial holding of MiX Telematics shares held through his associate, Thynk Capital.

Transaction date:	12 September 2016
Class of securities:	Ordinary shares
Number of securities:	1 240 000
Highest traded price per security:*	R3.00
Weighted average price per security:	R2.9355
Lowest traded price per security:*	R2.92
Total value:	R3 640 020.00
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Indirect beneficial (subject to what is stated above)

Transaction date:	13 September 2016
Class of securities:	Ordinary shares
Number of securities:	2 900 100
Highest traded price per security:*	R3.00
Weighted average price per security:	R2.9364
Lowest traded price per security:*	R2.91
Total value:	R8 515 853.64
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Indirect beneficial (subject to what is stated above)

Transaction date:	14 September 2016
Class of securities:	Ordinary shares
Number of securities:	1 133 900
Highest traded price per security:*	R3.04
Weighted average price per security:	R2.9559
Lowest traded price per security:*	R2.94
Total value:	R3 351 695.01
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Indirect beneficial (subject to what is stated above)
*Highest and lowest traded prices per security on the market on the day.

Shareholders are further advised of the following information relating to dealings in securities by an associate of Brendan Horan, a director of MiX Telematics Africa (Pty) Ltd, MiX Telematics Investments (Pty) Ltd and MiX Telematics International (Pty) Ltd, being major subsidiaries of MiX Telematics:

Name of associate:	Hayley Horan
Relationship to director:	Wife
Transaction date:	15 September 2016
Class of securities:	Ordinary shares
Number of securities:	78 100
Price per security:	R3.00
Total value:	R234 300.00
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Not applicable

16 September 2016

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